UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SEREFEX CORPORATION
(Formally SpectraFax Corp.)
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

81748P-10-1
(CUSIP Number)

Brian Dunn
20100 Saraceno Drive
Estero, Florida 33928
(239) 262-1610
(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

June 30, 2005
(Date of Event which Requires
Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1)         NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brian Dunn
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2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
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3)         SEC USE ONLY
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4)         SOURCE OF FUNDS
PF
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5)         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)      [ ]
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6)         CITIZENSHIP OR PLACE OF ORGANIZATION
USA
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                                      7)     SOLE VOTING POWER
NUMBER OF                        16,462,366
SHARES    --------------------------------------------------
BENEFICIALLY           8)     SHARED VOTING POWER
OWNED BY                          0
EACH                                    --------------------------------------------------
REPORTING                9)      SOLE DISPOSITIVE POWER
PERSON    16,462,366
WITH                                    --------------------------------------------------
                                   10)      SHARED DISPOSITIVE POWER
                                             0
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11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,462,366
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12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*         [ ]

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13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%
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14)       TYPE OF REPORTING PERSON*
IN
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ITEM 1. SECURITY AND ISSUER.

Common Stock

Serefex Corporation
4328 Corporate Square, Suite C
Naples, Florida 34104

ITEM 2. IDENTITY AND BACKGROUND.

a).        Brian Dunn
b).        20100 Saraceno Drive, Estero, Florida 33928
c).        President and Chief Executive Officer of Serefex Corporation
d).	During the last five years, the undersigned has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e).
During the last five years, the undersigned was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

f).        Citizen of the United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Of the shares acquired as set forth in 5(c) below, 11,171,366 were issued in lieu of compensation for services rendered as President of the Company. The remaining shares were purchased in the open market using personal funds available for investments.

ITEM 4. PURPOSE OF TRANSACTION.

The shares were acquired for investment purposes only. The purchases do not relate to, nor result in, any of the following:

a).	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
b).	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
c).	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
d).	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
e).	Any material change in the present capitalization or dividend policy of the issuer;
f).
Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g).	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
h).
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i).	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j).	Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The ownership of 16,462,366 shares represents 11.7% of the total shares outstanding at March 31, 2005. This includes warrants to purchase 5,000,000 shares, currently exercisable, as set forth in (a) below. The undersigned has sole voting and dispositive powers with regard to such shares.

a).	The following warrants are outstanding and included above.

Date Granted	Number of Warrants	Exercised Price	Total Outstanding	Expiration Date

7/6/02	250,000	$.03	250,000	7/5/07

9/25/02	250,000	$.03	500,000	8/7/07

9/25/02	250,000	$.03	750,000	9/3/07

10/3/02	250,000	$.03	1,000,000	10/3/07

11/1/02	250,000	$.03	1,250,000	11/1/07

12/2/02	250,000	$.03	1,500,000	9/3/07

12/6/02	250,000	$.03	1,750,000	12/2/07

1/31/03	250,000	$.03	2,000,000	1/31/08

3/12/03	750,000	$.03	2,750,000	5/1/08

5/1/03	750,000	$.03	3,500,000	8/1/08

8/1/03	750,000	$.03	4,250,000	9/28/08

12/31/03	750,000	$.03	5,000,000	12/31/08

            b).        See (b) above
c).	The following sets forth transactions in the Company’s common stock since the acquisition of shares exceeding 5% of the Company’s outstanding shares.

Date	Transaction	Shares Owned

12/5/02	Received 1,500,000 shares of common stock at $.001 per share in lieu of compensation	3,545,699

2/12/03	Purchased 25,000 shares of common stock at $.015 per share	3,570,699
	Purchased 500,000 shares of common stock at $.001 per share	4,070,699

2/13/03	Purchased 50,000 shares of common stock $.019 per share	4,120,699

2/14/03	Purchased 96,000 shares of common stock at $.01 per share	4,216,699

2/14/03	Purchased 35,000 shares of common stock at $.025 per share	4,251,699

2/18/03	Purchased 25,000 shares of common stock at $.038 per share	4,276,699

2/24/03	Purchased 5,000 shares of common stock at $.02 per share	4,281,699

2/25/03	Purchased 30,000 shares of common stock at $.02 per share	4,311,699

2/26/03	Purchased 25,000 shares of common stock at $.025 per share	4,336,699

3/13/03	Received 1,500,000 shares of common stock at $.01 per share in lieu of compensation	5,836,699

5/19/03	Received 1,500,000 shares of common stock at $.001 per share in lieu of compensation	7,336,699

8/21/03	Received 1,500,000 shares of common stock at $.001 per share in lieu of compensation	8,836,699

9/4/03	Sold 160,000 shares of common stock at $.04 per share	8,676,699

9/5/03	Sold 131,000 shares of common stock at $.04 per share	8,545,699

12/5/03	Received 1,500,000 shares of common stock at $.001 per share in lieu of compensation	10,045,699

3/9/04	Received 500,000 shares of common stock at $.02 per share in lieu of compensation	10,545,699

1/31/05	Gift of 250,000 shares of common stock	10,295,699

3/18/05	Purchased 1,166,667 shares of common stock at $.03 per share	11,462,366

d). Not Applicable
e). Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2005	By:	/s/ Brian Dunn
Brian Dunn